SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO  § 240.13d-2(a)

(Amendment No. 1)

iPass, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
 (Title of Class of Securities)

46261V108
(CUSIP Number)

Samuel L. Schwerin
Millennium Technology Value Partners
747 Third Avenue, 38th Floor
New York, NY 10017
(646) 521-7800

with copies to:

McKenna Long & Aldridge LLP
303 Peachtree Street, Suite 5300
Atlanta, Georgia 30308
Attn: Michael Cochran, Esq.
(404) 527-8375
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 26, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box.    ☐

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP NO. 46261V108	13D	Page 2 of 10 Pages
1.	NAME OF REPORTING PERSONS Millennium Technology Value Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 3,428,815 shares of Common Stock
		8.	SHARED VOTING POWER -----------
		9.	SOLE DISPOSITIVE POWER 3,428,815 shares of Common Stock
		10.	SHARED DISPOSITIVE POWER -----------
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,428,815 shares of Common Stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.8% of the outstanding Common Stock
14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 46261V108	13D	Page 3 of 10 Pages
1.	NAME OF REPORTING PERSONS Millennium Technology Value Partners (RCM), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 3,496,640 shares of Common Stock
		8.	SHARED VOTING POWER -----------
		9.	SOLE DISPOSITIVE POWER 3,496,640 shares of Common Stock
		10.	SHARED DISPOSITIVE POWER -----------
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,496,640 shares of Common Stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.9% of the outstanding Common Stock
14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 46261V108	13D	Page 4 of 10 Pages
1.	NAME OF REPORTING PERSONS Millennium Technology Value Partners Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 6,925,455 shares of Common Stock
		8.	SHARED VOTING POWER -----------
		9.	SOLE DISPOSITIVE POWER 6,925,455 shares of Common Stock
		10.	SHARED DISPOSITIVE POWER -----------
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,925,455 shares of Common Stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.7% of the outstanding Common Stock
14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 46261V108	13D	Page 5 of 10 Pages
1.	NAME OF REPORTING PERSONS Millennium TVP (GP), LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 6,925,455 shares of Common Stock
		8.	SHARED VOTING POWER -----------
		9.	SOLE DISPOSITIVE POWER 6,925,455 shares of Common Stock
		10.	SHARED DISPOSITIVE POWER -----------
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,925,455 shares of Common Stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.7% of the outstanding Common Stock
14.	TYPE OF REPORTING PERSON OO

CUSIP NO. 46261V108	13D	Page 6 of 10 Pages
1.	NAME OF REPORTING PERSONS Samuel L. Schwerin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 6,935,455 shares of Common Stock
		8.	SHARED VOTING POWER -----------
		9.	SOLE DISPOSITIVE POWER 6,935,455 shares of Common Stock
		10.	SHARED DISPOSITIVE POWER -----------
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,935,455 shares of Common Stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.7% of the outstanding Common Stock
14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 46261V108	13D	Page 7 of 10 Pages

This Amendment No. 1 amends certain portions of the Schedule 13D filed on January 8, 2010 (the "Amendment No. 1").  Except as otherwise specified in this Amendment No. 1, all previous Items are unchanged and the following shall supplement.  Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 3.         Source and Amount of Funds or Other Consideration

The total amount of funds used by Millennium LP and Millennium RCM LP to purchase the 6,925,455 Common Shares they directly own was $6,696,442.98 (excluding brokerage commissions). All of such funds were derived from capital contributions to Millennium LP and Millennium RCM LP.  The 10,000 Common Shares owned directly by Mr. Samuel L. Schwerin were granted by the Company to Mr. Schwerin on January 22, 2010, upon his appointment to the board of directors of the Issuer.

Item 4.         Purpose of the Transaction

On January 22, 2010, Mr. Schwerin was appointed as a member of the board of directors of the Company.

Item 5.         Interest in Securities of the Issuer

(a) and (b) The aggregate percentage of Common Shares reported owned by each Reporting Person named herein is based upon 59,192,745 Common Shares outstanding, as of April 30, 2010, which is the total number of Common Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2010 (the "Outstanding Common Shares").

1. Millennium Technology Value Partners, L.P. - Beneficially owns 3,428,815 Common Shares, which Common Shares represent 5.8% of the Outstanding Common Shares, and has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all such 3,428,815 Common Shares.

2. Millennium Technology Value Partners (RCM), L.P. - Beneficially owns 3,496,640 Common Shares, which Common Shares represent 5.9% of the Outstanding Common Shares, and has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all such 3,496,640 Common Shares.

3. Millennium Technology Value Partners Management, L.P. - Through its role as general partner of each of Millennium LP and Millennium RCM LP, Millennium Management beneficially owns 6,925,455 Common Shares, which Common Shares represent 11.7% of the Outstanding Common Shares, and has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all such 6,925,455 Common Shares.

4. Millennium TVP (GP), LLC - Through its role as general partner of Millennium Management, Millennium TVP beneficially owns 6,925,455 Common Shares, which Common Shares represent 11.7% of the Outstanding Common Shares, and has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all such 6,925,455 Common Shares.

5. Samuel L. Schwerin - Through his role as managing member of Millennium TVP, Mr. Schwerin beneficially owns 6,935,455 Common Shares, which Common Shares represent 11.7% of the Outstanding Common Shares, and has the power to vote or to direct the vote and the power to dispose or to direct the disposition of all such 6,935,455 Common Shares.

The filing of this Amendment No. 1 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Common Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Common Shares reported herein that he or it does not directly own.

CUSIP NO. 46261V108	13D	Page 8 of 10 Pages

(c) During the preceding 60 days, the Reporting Persons effected transactions with respect to the Common Shares on such dates, in such amounts, and at such per share prices as indicated below:

Date	Millennium Technology Value Partners, L.P. Transactions	Millennium Technology Value Partners (RCM), L.P. Transactions
5/26/2010	350,537 shares at $1.0702 per share.	355,063 shares at $1.0702 per share.

Each of the transactions described in this response to Item 5(c) were effected in New York, New York, on the open market as part of Millennium LP's and Millennium RCM LP's normal business.

CUSIP NO. 46261V108	13D	Page 9 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: June 7, 2010

MILLENNIUM TECHNOLOGY VALUE PARTNERS, L.P.

By:	Millennium Technology Value Partners Management, L.P., its General Partner

By:	Millennium TVP (GP), LLC, its General Partner

By:	/s/ Samuel L. Schwerin
Samuel L. Schwerin, Managing Member

MILLENNIUM TECHNOLOGY VALUE PARTNERS (RCM), L.P.

By:	Millennium Technology Value Partners Management, L.P., its General Partner

By:	Millennium TVP (GP), LLC, its General Partner

By:	/s/ Samuel L. Schwerin
Samuel L. Schwerin, Managing Member

MILLENNIUM TECHNOLOGY VALUE PARTNERS MANAGEMENT, L.P.

By:	Millennium TVP (GP), LLC, its General Partner

By:	/s/ Samuel L. Schwerin
Samuel L. Schwerin, Managing Member

CUSIP NO. 46261V108	13D	Page 10 of 10 Pages

MILLENNIUM TVP (GP), LLC

By:	/s/ Samuel L. Schwerin
Samuel L. Schwerin, Managing Member

By:	/s/ Samuel L. Schwerin
Samuel L. Schwerin